Exhibit 11.1

Consent of Independent Auditors

The financial statements of Dakota Real Estate Investment Trust as of December 31, 2015 and 2014 and for the years then ended, included in Legal Matters and Audit section of the Public Offering of Securities to North Dakota Residents and the Offering Circular attached thereto, have been audited by Eide Bailly LLP, independent auditors, as stated in their report appearing herein.

We consent to the inclusion in the Public Offering of Securities to North Dakota Residents and the Offering Circular of our report, dated March 24, 2016, on our audit of the financial statements of Dakota Real Estate Investment Trust.

Fargo, North Dakota
March 8, 2017

www.eidebailly.com

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